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welcome
TO THE
AGCC

INVEST IN **CXFFEEBLACK**

Honor Your Roots

EARLY BIRD TERMS: $20,366 LEFT

$79,634

reserved by 109 investors

INVESTMENT TERMS

Custom Contract

You will receive future Equity in the company (yes -

RESERVE